UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 8, 2023 titled “GeoPark Reports Fourth Quarter and Full-Year 2022 Results”
2.	Press Release dated March 8‚ 2023 titled “GeoPark Announces Quarterly Cash Dividend of $0.13 per Share”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FOURTH QUARTER AND FULL-YEAR 2022 RESULTS

PRODUCTION GROWTH DELIVERED RECORD REVENUE, NET PROFIT AND CASH FLOWS

TO FUND DEBT REDUCTION AND ACCELERATE SHAREHOLDER RETURNS

Bogota, Colombia – March 8, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator reports its consolidated financial results for the three-month period ended December 31, 2022 (“Fourth Quarter” or “4Q2022”). A conference call to discuss 4Q2022 financial results will be held on March 9, 2023 at 10:00 am (Eastern Standard Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended December 31, 2022, available on the Company’s website.

FOURTH QUARTER AND FULL-YEAR 2022 HIGHLIGHTS

Production Growth in Core and Most Profitable Assets

•	Average production of 38,433 boepd / Full-year 2022 average production of 38,620 boepd, within guidance

•	Llanos 34 block (GeoPark operated, 45% WI) annual average gross production up 2% to 57,016 bopd

•	CPO-5 block (GeoPark non-operated, 30% WI) annual average gross production up 50% to 18,600 bopd

Record Revenue, Adjusted EBITDA, Cash Flow & Net Profit

•	Revenue of $231.0 million / Full-year revenue of $1.05 billion

•	Adjusted EBITDA of $132.1 million / Full-year adjusted EBITDA of $540.8 million

•	Operating Profit of $81.7 million / Full-year operating profit of $429.1 million

•	Cash flow from operations of $113.4 million / Full-year cash flow from operations of $467.5 million

•	Net profit of $52.2 million / Full-year net profit of $224.4 million ($3.8 basic earnings per share)

Cost and Capital Efficiency as Key Differentiators

•	Despite inflationary pressures, maintained costs in line: full-year operating costs and cash G&A decreased by 1% to $98.6 million and $40.3 million, respectively

•	Capital expenditures of $53.6 million / Full-year capital expenditures of $168.8 million

•	2022 adjusted EBITDA to capital expenditures ratio of 3.2x

•	2022 annual return on capital employed of 60%[1]

Sustained Debt Reduction and a Stronger Balance Sheet

•	Paid down $170 million of gross debt in 2022 ($275 million since April 2021)

•	Full-year interest payments decreased to $36.5 million (from $42.6 million), expected to be further reduced to $27-30 million in 2023

•	Net leverage of 0.7x and no principal debt maturities until 2027

•	Cash in hand of $128.8 million

__________________

[1]	Return on average capital employed is defined as 2022 operating profit divided by average total assets minus current liabilities.

Tripled Shareholder Returns

•	2022 cash dividends increased by 236% to $24.3 million

•	2022 share buybacks increased by 206% to $36.3 million

•	Renewed discretionary share buyback program for up to 10% of shares outstanding until December 2023

•	Quarterly cash dividend of $0.13 per share, or approximately $7.5 million, payable on March 31, 2023

Enhanced ESG Performance, Ratings & Recognition

•	Interconnected the Llanos 34 block to Colombia’s national power grid and installed a solar park in 2022, key drivers to continue improving the Llanos 34 block’s industry-leading carbon footprint

•	2022 preliminary emissions intensity expected to decrease by 30-35% to 12-13 kg CO2e per boe[2]

•	MSCI ESG Ratings upgraded GeoPark rating to “A”, a multi-year rating improvement (“B” in 2018, “BB” in 2019 and “BBB” in 2021)

•	GeoPark was included for a second consecutive year in the Bloomberg Gender-Equality Index, covering companies with best-in-class gender-related practices and policies

2023 Work Program: Strong Cash Generation with More Shareholder Returns

•	2023 production guidance of 39,500-41,500 boepd (excluding potential production from exploration drilling)

•	Self-funded 2023 capital expenditures program of $200-220 million to drill 50-55 gross wells

•	At $80-90 per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $510-580 million and a free cash flow of $120-140 million, targeting to return 40-50% of free cash flow after taxes[3] to shareholders

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “In 2022 GeoPark posted record-setting results, the best financial performance of the Company in its 20-year history, a solid team achievement. Our high-quality asset base and streamlined cost structure allowed us to capture the advantages of a higher oil price environment and combined with our disciplined capital allocation resulted in record net profit and free cash flow to significantly reduce our debt and triple our dividends and buybacks at the same time. We look forward to continue executing our 2023 work program which was designed to grow our production while pursuing an ambitious exploration drilling program focused on low-risk, high-return opportunities, uniquely positioning GeoPark to continue generating and returning value.”

__________________

[2]	Final 2022 CO2e emissions to be published jointly with the 2022 SPEED report in early 2Q2023.

[3]	Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

1Q2023 PRODUCTION UPDATE

GeoPark’s 2023 average consolidated production in January and February was approximately 37,000 boepd, below its production potential of 39,400-40,300 boepd mainly due to temporary shut-in production of the Indico 6 and Indico 7 wells in the CPO-5 block in Colombia for approximately 2,400-3,300 bopd net to GeoPark.

The Indico 6 and Indico 7 wells were drilled in late 2022 and together tested over 11,000 bopd gross (or 3,300 bopd net to GeoPark). After initial production tests, these two wells were shut in (Indico 6 in December 2022 and Indico 7 in early January 2023) after the regulator (ANH) requested that the CPO-5 block operator temporarily suspend production from these wells until definitive surface facilities are completed. The operator of the CPO-5 block is executing all required activities and expects to resume production in these wells in early 2Q2023.

In addition, since February 28, 2023, temporary localized blockades have been affecting overall production and operations in the CPO-5 block, which are expected to be normalized within the next few days.

GeoPark’s 1Q2023 production is expected to be below the Company’s potential. However, assuming the CPO-5 block operator puts the Indico 6 and Indico 7 wells back on production in early 2Q2023, GeoPark would still expect to meet its 2023 full-year average production guidance of 39,500-41,500 boepd, most likely towards the lower end of the range and not including potential production from exploration drilling.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2022	3Q2022	4Q2021	FY2022	FY2021
Oil production[a] (bopd)	35,451	34,875	33,205	35,029	32,474
Gas production (mcfpd)	17,886	21,126	28,338	21,546	30,768
Average net production (boepd)	38,433	38,396	37,928	38,620	37,602
Brent oil price ($ per bbl)	88.8	98.2	79.0	98.6	70.7
Combined realized price ($ per boe)	68.5	77.5	59.3	78.1	52.2
⁻ Oil ($ per bbl)	73.7	85.9	65.9	85.6	58.4
⁻ Gas ($ per mcf)	5.0	4.5	4.0	4.8	4.0
Sale of crude oil ($ million)	220.7	248.7	192.9	1,004.8	647.6
Sale of purchased crude oil ($ million)	3.1	1.0	-	9.5	-
Sale of gas ($ million)	7.1	8.6	9.5	35.3	40.9
Revenue ($ million)	231.0	258.2	202.4	1,049.6	688.5
Commodity risk management contracts[b] ($ million)	0.5	23.0	(2.5)	(70.2)	(109.2)
Production & operating costs[c] ($ million)	(77.0)	(87.1)	(67.6)	(359.8)	(212.8)
G&G, G&Ad ($ million)	(17.4)	(16.7)	(11.6)	(60.6)	(54.7)
Selling expenses ($ million)	(2.8)	(2.0)	(3.4)	(8.0)	(8.8)
Operating Profit ($ million)	81.7	145.4	69.4	429.1	185.8
Adjusted EBITDA ($ million)	132.1	141.3	87.1	540.8	300.8
Adjusted EBITDA ($ per boe)	39.2	42.4	25.5	40.2	22.8
Net Profit ($ million)	52.2	73.4	36.9	224.4	61.1
Capital expenditures ($ million)	53.6	43.4	43.9	168.8	129.3
Cash and cash equivalents ($ million)	128.8	93.0	100.6	128.8	100.6
Short-term financial debt ($ million)	12.5	6.8	17.9	12.5	17.9
Long-term financial debt ($ million)	485.1	484.3	656.2	485.1	656.2
Net debt ($ million)	368.8	398.1	573.5	368.8	573.5
Dividends paid ($ per share)	0.127	0.127	0.041	0.418	0.123
Shares repurchased (million shares)	0.942	1.110	0.514	2.743	0.960
Basic shares – at period end (million shares)	57.622	58.543	60.238	57.622	60.238
Weighted average basic shares (million shares)	58.261	59.029	60.544	59.330	60.901

a)	Includes royalties paid in kind in Colombia for approximately 759, 911, and 1,119 bopd in 4Q2022, 3Q2022 and 4Q2021, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.

b)	Please refer to the Commodity Risk Management Contracts section below.

c)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share based payments and purchased crude oil.

d)	G&A and G&G expenses include non-cash, share-based payments for $3.3 million, $3.9 million and $0.9 million in 4Q2022, 3Q2022 and 4Q2021, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

Production: Oil and gas production in 4Q2022 was 38,433 boepd. Adjusting for divestments in Argentina (completed on January 31, 2022), consolidated oil and gas production increased by 7% compared to 4Q2021, due to higher production in Colombia, Chile and Ecuador, partially offset by lower production in Brazil.

Oil represented 92% and 88% of total reported production in 4Q2022 and 4Q2021, respectively.

For further details, please refer to the 4Q2022 Operational Update published on January 19, 2023.

Reference and Realized Oil Prices: Brent crude oil prices averaged $88.8 per bbl during 4Q2022, and the consolidated realized oil sales price averaged $73.7 per bbl in 4Q2022.

A breakdown of reference and net realized oil prices in relevant countries in 4Q2022 and 4Q2021 is shown in the tables below:

4Q2022 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina[4]	Ecuador
Brent oil price (*)	88.8	87.5	-	89.3
Local marker differential	(7.2)	-	-	-
Commercial, transportation discounts & other	(8.2)	(7.3)	-	(8.0)
Realized oil price	73.4	80.2	-	81.3
Weight on oil sales mix	96%	1%	-	3%

4Q2021 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina	Ecuador
Brent oil price (*)	79.0	80.5	79.0	-
Local marker differential	(4.8)	-	-	-
Commercial, transportation discounts & other	(8.1)	(8.0)	(19.8)	-
Realized oil price	66.1	72.5	59.2	-
Weight on oil sales mix	95%	1%	4%	-

(*)	Corresponds to average month of sale price ICE Brent for Colombia, Ecuador and Argentina, and Dated Brent for Chile.

Revenue: Consolidated revenue increased by 14% to $231.0 million in 4Q2022, compared to $202.4 million in 4Q2021, reflecting higher oil and gas prices.

Sales of crude oil: Consolidated oil revenue increased by 14% to $220.7 million in 4Q2022, mainly explained by a 12% increase in realized oil prices. Oil revenue was 96% of total revenue in 4Q2022 and 95% in 4Q2021.

(In millions of $)	4Q2022	4Q2021
Colombia	211.7	184.0
Chile	3.2	2.3
Argentina	-	6.4
Brazil	0.1	0.2
Ecuador	5.6	-
Oil Revenue	220.7	192.9

__________________

[4]	The divestment of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina was completed on January 31, 2022.

•	Colombia: 4Q2022 oil revenue increased by 15% to $211.7 million, reflecting higher realized oil prices and higher oil deliveries. Realized prices increased by 11% to $73.4 per bbl due to higher Brent oil prices while oil deliveries increased by 4% to 32,420 bopd. Earn-out payments increased to $7.3 million in 4Q2022, compared to $6.0 million in 4Q2021 in line with higher oil prices.

•	Chile: 4Q2022 oil revenue increased by 42% to $3.2 million, reflecting higher realized prices and higher oil deliveries. Realized prices increased by 11% to $80.2 per bbl due to higher Brent oil prices while oil deliveries increased by 28% to 434 bopd.

•	Ecuador: 4Q2022 oil revenue totaled $5.6 million, reflecting a realized oil price of $81.3 with deliveries of 755 bopd. Deliveries in Ecuador are net of the Government’s production share.

Sales of purchased crude oil: 4Q2022 sales of purchased crude oil totaled $3.1 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased being reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 24% to $7.1 million in 4Q2022 compared to $9.5 million in 4Q2021 reflecting 40% lower gas deliveries, partially offset by 25% higher gas prices. Gas revenue was 3% and 5% of total revenue in 4Q2022 and 4Q2021, respectively.

(In millions of $)	4Q2022	4Q2021
Chile	3.5	3.5
Brazil	3.5	4.5
Argentina	-	1.0
Colombia	0.1	0.5
Gas Revenue	7.1	9.5

•	Chile: 4Q2022 gas revenue was flat at $3.5 million, reflecting higher gas prices and lower gas deliveries. Gas prices were 3% higher, at $3.8 per mcf ($22.8 per boe) in 4Q2022. Gas deliveries fell by 2% to 10,061 mcfpd (1,677 boepd).

•	Brazil: 4Q2022 gas revenue decreased by 22% to $3.5 million, due to lower gas deliveries, partially offset by higher gas prices. Gas deliveries decreased by 48% from the Manati gas field to 5,156 mcfpd (859 boepd). Gas prices increased to $7.5 per mcf ($44.8 per boe) in 4Q2022.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $0.5 million gain in 4Q2022, compared to a $2.5 million loss in 4Q2021.

The table below provides a breakdown of realized and unrealized commodity risk management contracts in 4Q2022 and 4Q2021:

(In millions of $)	4Q2022	4Q2021
Realized loss	(2.2)	(31.0)
Unrealized loss	2.7	28.5
Commodity risk management contracts	0.5	(2.5)

The realized portion registered a loss of $2.2 million in 4Q2022 compared to a $31.0 million loss in 4Q2021. Realized losses in 4Q2022 reflected hedges with average ceiling prices below actual Brent oil prices during the quarter.

The unrealized portion registered a gain of $2.7 million in 4Q2022, compared to a $28.5 million gain in 4Q2021. Unrealized gains in 4Q2022 mainly resulted from reclassifications to realized losses, combined with differences between the forward Brent oil price curve at September 30, 2022 and the actual Brent oil price during the quarter.

Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs5: Consolidated production and operating costs increased to $77.0 million from $67.6 million, mainly resulting from higher royalties and economic rights due to higher oil prices, partially offset by lower operating costs.

The table below provides a breakdown of production and operating costs in 4Q2022 and 4Q2021:

(In millions of $)	4Q2022	4Q2021
Royalties	(14.2)	(11.5)
Economic rights	(34.7)	(26.2)
Operating costs	(25.3)	(29.8)
Purchased crude oil	(2.6)	-
Share-based payments	(0.2)	(0.1)
Production and operating costs	(77.0)	(67.6)

Consolidated royalties amounted to $14.2 million in 4Q2022 compared to $11.5 million in 4Q2021, in line with higher oil prices.

Consolidated economic rights (including high price participation, x-factor and other economic rights paid to the Colombian Government) amounted to $34.7 million in 4Q2022 compared to $26.2 million in 4Q2021, in line with higher oil prices.

Consolidated operating costs decreased to $25.3 million in 4Q2022 compared to $29.8 million in 4Q2021.

The breakdown of operating costs is as follows:

•	Colombia: Total operating costs decreased to $20.5 million in 4Q2022 from $21.4 million in 4Q2021, mainly due to lower operating costs per boe, partially offset by higher deliveries (deliveries in Colombia increased by 3%).

•	Chile: Total operating costs decreased to $2.2 million in 4Q2022 from $2.8 million in 4Q2021, in line with lower operating costs per boe, partially offset by higher oil and gas deliveries (deliveries in Chile increased by 3%).

•	Brazil: Total operating costs increased to $1.0 million in 4Q2022 compared to $0.8 million in 4Q2021, due to higher operating costs per boe, partially offset by lower gas deliveries in the Manati field (deliveries in Brazil decreased by 48%).

•	Ecuador: Total operating costs were $1.6 million in 4Q2022.

•	Argentina: The divestment of the Aguada Baguales, El Porvenir and Puesto Touquet blocks was completed in January 2022. The comparative period, 4Q2021, included $4.8 million in operating costs.

Consolidated purchased crude oil charges amounted to $2.6 million in 4Q2022, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

__________________

[5]	Operating costs per boe represents the figures used in Adjusted EBITDA calculation with certain adjustments to the reported figures.

Selling Expenses: Consolidated selling expenses decreased to $2.8 million in 4Q2022 compared to $3.4 million in 4Q2021.

Geological & Geophysical Expenses: Consolidated G&G expenses increased to $2.5 million in 4Q2022 compared to $0.6 million in 4Q2021.

Administrative Expenses: Consolidated G&A increased to $14.9 million in 4Q2022 compared to $11.0 million in 4Q2021.

Adjusted EBITDA: Consolidated Adjusted EBITDA6 increased by 52% to $132.1 million, or $39.2 per boe, in 4Q2022 compared to $87.1 million, or $25.5 per boe, in 4Q2021.

(In millions of $)	4Q2022	4Q2021
Colombia	124.5	90.1
Chile	2.7	1.8
Brazil	1.7	2.9
Argentina	1.8	(2.8)
Ecuador	2.6	(0.7)
Corporate	(1.2)	(4.3)
Adjusted EBITDA	132.1	87.1

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 4Q2022 and 4Q2021, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Ecuador		Total[d]
	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21
Production (boepd)	33,749	32,002	2,291	2,162	1,134	1,822	1,259	-	38,433	37,928
Inventories, RIK[a] & Other	(1,274)	(512)	(180)	(114)	(259)	(150)	(504)	-	(1,804)	(822)
Sales volume (boepd)	32,475	31,490	2,111	2,048	875	1,672	755	-	36,629	37,106
% Oil	99.8%	99.3%	21%	17%	2%	2%	100%	-	93%	88%
($ per boe)
Realized oil price	73.4	66.1	80.2	72.5	91.2	79.5	81.3	-	73.7	65.9
Realized gas price[c]	15.5	26.7	22.8	22.0	44.8	29.9	-	-	30.0	24.0
Earn-out	(2.4)	(2.1)	-	-	-	-	-	-	(2.3)	(2.0)
Combined Price	70.9	63.7	34.6	30.3	45.6	30.6	81.3	-	68.5	59.3
Realized commodity risk management contracts	(0.8)	(10.7)	-	-	-	-	-	-	(0.7)	(9.1)
Operating costs[e]	(7.1)	(7.7)	(16.6)	(14.9)	(16.5)	(7.4)	(23.7)	-	(8.2)	(9.1)
Royalties & economic rights	(16.2)	(12.5)	(1.4)	(1.2)	(3.5)	(2.2)	0.0	-	(14.5)	(11.1)
Purchased crude oil[b]	-	-	-	-	-	-	-	-	(0.8)	-
Selling & other expenses	(0.6)	(1.0)	(0.4)	(0.4)	(0.0)	(0.0)	(12.1)	-	(0.8)	(1.0)
Operating Netback/boe	46.2	31.8	16.3	13.9	25.7	21.0	45.5	-	43.6	29.0
G&A, G&G & other									(4.4)	(3.5)
Adjusted EBITDA/boe									39.2	25.5

a)	RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 759 bopd and 1,119 bopd in 4Q2022 and 4Q2021, respectively. No royalties were paid in kind in Chile, Brazil, Argentina or Ecuador. Production in Ecuador is reported before the Government’s production share.

b)	Reported in the Corporate business segment.

c)	Conversion rate of $mcf/$boe=1/6.

d)	Includes amounts recorded in the Corporate and Argentina segments.

e)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and other).

____________________

[6]	See “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” included in this press release.

Depreciation: Consolidated depreciation charges increased to $30.5 million in 4Q2022 compared to $22.2 million in 4Q2021.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $19.9 million in 4Q2022 and zero in 4Q2021. Amounts recorded in 4Q2022 correspond to unsuccessful exploration efforts in the Platanillo, Llanos 34 and Llanos 94 blocks in Colombia, and in the Espejo block in Ecuador.

Other Income (Expenses): Other operating expenses showed a $2.2 million loss in 4Q2022, compared to a $8.0 million loss in 4Q2021.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses decreased to $9.9 million in 4Q2022 from $13.1 million in 4Q2021, mainly resulting from a sustained deleveraging process that started in April 2021 and continued in 2022.

Foreign Exchange: Net foreign exchange gains amounted to $7.8 million in 4Q2022 compared to $0.4 million loss in 4Q2021. Gains recorded in 4Q2022 mainly resulted from the devaluation of the Colombian peso and its effect on liabilities in local currency.

Income Tax: Income taxes totaled $27.3 million in 4Q2022 compared to $19.1 million in 4Q2021, mainly resulting from higher profits before income taxes plus the effect of fluctuations of the Colombian peso and initial effects of the tax reform over deferred income taxes.

Net Profit: Net Profit increased to $52.2 million in 4Q2022 compared to $36.9 million in 4Q2021.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $128.8 million as of December 31, 2022, compared to $100.6 million as of December 31, 2021.

This net increase is explained by the following:

(In millions of $)	FY2022
Cash flows from operating activities	467.5
Cash flows used in investing activities	(153.7)
Cash flows used in financing activities	(286.6)
Currency Translation	1.0
Net increase in cash & cash equivalents	28.2

Cash flows used in investing activities included $168.8 million in capital expenditures incurred by the Company as part of its 2022 work program, partially offset by proceeds from the disposal of assets that amounted to $15.1 million.

Cash flows used in financing activities mainly included $181.6 million related to repurchases and redemptions of the 2024 Notes (including borrowing cancellation costs and other costs paid), $36.5 million related to interest payments, $36.3 million related to executing the Company’s share buyback program and $24.3 million related to dividend payments.

Financial Debt: Total financial debt net of issuance cost was $497.6 million, including the 2027 Notes. Short-term financial debt was $12.5 million as of December 31, 2022.

(In millions of $)	December 31, 2022	December 31, 2021
2024 Notes	-	171.9
2027 Notes	497.6	499.9
Other bank loans	-	2.3
Financial debt	497.6	674.1

During 2022, the Company significantly reduced its gross debt through repurchases and the redemption of its 2024 Notes.

For further details, please refer to Note 27 of GeoPark’s consolidated financial statements as of December 31, 2022, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
4Q2021	674.1	100.6	573.5	1.9x	6.7x
1Q2022	642.5	114.1	528.4	1.5x	8.4x
2Q2022	585.4	122.5	462.9	1.0x	10.8x
3Q2022	491.1	93.0	398.1	0.8x	12.7x
4Q2022	497.6	128.8	368.8	0.7x	14.9x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in the 2027 Notes: The 2027 Notes include incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times.

For further details, please refer to Note 27 of GeoPark’s consolidated financial statements as of December 31, 2022, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)	Contract Terms (Average $ per bbl)
				Purchased Put	Sold Call
1Q2023	Zero cost collar	Brent	9,500	66.0	112.6
2Q2023	Zero cost collar	Brent	10,000	69.3	110.6
3Q2023	Zero cost collar	Brent	5,000	70.0	98.7
4Q2023	Zero cost collar	Brent	2,500	70.0	90.7

For further details, please refer to Note 8 of GeoPark’s consolidated financial statements for the period ended December 31, 2022, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia (In millions of $)	4Q2022	4Q2021
Sale of crude oil	211.7	184.0
Sale of gas	0.1	0.5
Revenue	211.8	184.5
Production and operating costs[a]	(69.0)	(57.6)
Adjusted EBITDA	124.5	90.1
Capital expenditure	50.4	38.5

Chile (In millions of $)	4Q2022	4Q2021
Sale of crude oil	3.2	2.3
Sale of gas	3.5	3.5
Revenue	6.7	5.7
Production and operating costs[a]	(2.4)	(3.0)
Adjusted EBITDA	2.7	1.8
Capital expenditure	0.4	0.7

Brazil (In millions of $)	4Q2022	4Q2021
Sale of crude oil	0.2	0.2
Sale of gas	3.5	4.5
Revenue	3.7	4.7
Production and operating costs[a]	(1.2)	(1.1)
Adjusted EBITDA	1.7	2.9
Capital expenditure	0.0	0.0

Ecuador (In millions of $)	4Q2022	4Q2021
Sale of crude oil	5.6	-
Sale of gas	0.0	-
Revenue	5.6	-
Production and operating costs[a]	(1.7)	-
Adjusted EBITDA	2.6	(0.7)
Capital expenditure	2.8	4.7

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2022	4Q2021	FY2022	FY2021
REVENUE
Sale of crude oil	220.7	192.9	1,004.8	647.6
Sale of purchased crude oil	3.1	-	9.5	-
Sale of gas	7.1	9.5	35.3	40.9
TOTAL REVENUE	231.0	202.4	1,049.6	688.5
Commodity risk management contracts	0.5	(2.5)	(70.2)	(109.2)
Production and operating costs	(77.0)	(67.6)	(359.8)	(212.8)
Geological and geophysical expenses (G&G)	(2.5)	(0.6)	(10.5)	(7.9)
Administrative expenses (G&A)	(14.9)	(11.0)	(50.0)	(46.8)
Selling expenses	(2.8)	(3.4)	(8.0)	(8.8)
Depreciation	(30.5)	(22.2)	(96.7)	(89.0)
Write-off of unsuccessful exploration efforts	(19.9)	-	(25.8)	(12.3)
Impairment loss on non-financial assets	-	(17.6)	-	(4.3)
Other	(2.2)	(8.0)	0.5	(11.7)
OPERATING PROFIT	81.7	69.4	429.1	185.8

Financial costs, net	(9.9)	(13.1)	(53.9)	(62.5)
Foreign exchange gain	7.8	(0.4)	19.7	5.0
PROFIT BEFORE INCOME TAX	79.5	56.0	394.9	128.4

Income tax	(27.3)	(19.1)	(170.5)	(67.3)
PROFIT FOR THE PERIOD	52.2	36.9	224.4	61.1

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Dec '22	Dec '21

Non-Current Assets
Property, plant and equipment	666.8	614.0
Other non-current assets	69.0	49.2
Total Non-Current Assets	735.8	663.2

Current Assets
Inventories	14.4	10.9
Trade receivables	71.8	70.5
Other current assets	23.1	50.6
Cash at bank and in hand	128.8	100.6
Total Current Assets	238.1	232.6

Total Assets	974.0	895.7

Total Equity	115.6	(61.9)

Non-Current Liabilities
Borrowings	485.1	656.2
Other non-current liabilities	144.1	97.8
Total Non-Current Liabilities	629.2	754.0

Current Liabilities
Borrowings	12.5	17.9
Other current liabilities	216.6	185.7
Total Current Liabilities	229.2	203.7

Total Liabilities	858.4	957.7

Total Liabilities and Equity	974.0	895.7

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2022	4Q2021	FY2022	FY2021

Cash flow from operating activities	113.4	88.0	467.5	216.8
Cash flow used in investing activities	(53.6)	(42.3)	(153.7)	(126.6)
Cash flow used in financing activities	(24.2)	(21.5)	(286.6)	(190.4)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

FY2022 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	525.6	11.8	11.7	(3.6)	(4.6)	540.8
Depreciation	(78.8)	(14.1)	(2.8)	(0.3)	(0.8)	(96.7)
Unrealized commodity risk management contracts	13.0	-	-	-	-	13.0
Write-off of unsuccessful exploration efforts	(21.3)	-	-	-	(4.5)	(25.8)
Share based payment	(1.5)	(0.2)	-	(0.3)	(9.0)	(11.0)
Lease Accounting - IFRS 16	5.2	1.1	1.4	0.1	-	7.9
Others	1.4	0.7	0.3	5.0	(6.4)	0.9
OPERATING PROFIT (LOSS)	443.6	(0.7)	10.5	0.9	(25.2)	429.1
Financial costs, net						(53.9)
Foreign exchange charges, net						19.7
PROFIT BEFORE INCOME TAX						394.9

FY2021 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	294.8	7.6	12.6	2.1	(16.3)	300.8
Depreciation	(61.3)	(14.3)	(4.1)	(9.1)	(0.2)	(89.0)
Unrealized commodity risk management contracts	0.5	0.0	0.0	0.0	0.0	0.5
Write-off of unsuccessful exploration efforts & impairment	(7.8)	(22.1)	0.0	13.3	0.0	(16.6)
Share based payment	(0.8)	(0.1)	0.0	0.0	(5.7)	(6.6)
Lease Accounting - IFRS 16	4.3	0.8	1.6	0.6	0.2	7.5
Others	(0.7)	(1.1)	(0.6)	(7.5)	(0.9)	(10.8)
OPERATING PROFIT (LOSS)	229.0	(29.2)	9.5	(0.6)	(22.9)	185.8
Financial costs, net						(62.5)
Foreign exchange charges, net						5.1
PROFIT BEFORE INCOME TAX						128.4

(a)	Includes Ecuador and Corporate.

2022 RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	2022	2021
2022 Operating Income (Full-year)	429.1	-
Total Assets – Year-end	974.0	895.7
Current Liabilities – Year-end	229.2	203.7
Capital Employed – Year-end	744.8	692.0
2022 Average Capital Employed	718.4	-
2022 Average Return on Average Capital Employed	60%

ADMINISTRATIVE EXPENSES

(In millions of $)	FY2022	FY2021
Administrative Expenses (G&A)	50.0	46.8
Minus: Share-based payments in Administrative Expenses	9.7	6.1
Cash Administrative Expenses (G&A)	40.3	40.7

PRODUCTION AND OPERATING COSTS

(In millions of $)	FY2022	FY2021
Operating Costs	98.6	99.4
Share-based payments	1.0	0.3
Royalties	63.3	40.0
Economic Rights	189.0	73.0
Purchased oil	7.9	-
Production and Operating Costs	359.8	212.8

OTHER NEWS

GeoPark Included in the Bloomberg Gender-Equality Index for the Second Consecutive Year

On January 31, 2023 GeoPark announced its inclusion in the 2023 Bloomberg Gender-Equality Index (GEI).

The GEI is a modified market capitalization-weighted index that gauges the performance of public companies in promoting and reporting gender-related data. The GEI measures gender equality across five key pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand.

Companies included in the GEI score above a global threshold defined by Bloomberg, reflecting best-in-class disclosure and achievement of gender-related statistics and policies.

2022 SPEED/ESG Sustainability Report

GeoPark expects to publish its 2022 SPEED/ESG Sustainability report in early 2Q2023.

CONFERENCE CALL INFORMATION

Reporting Date and Conference Call for 4Q2022 financial results

In conjunction with the 4Q2022 and annual 2022 results press release, GeoPark management will host a conference call on March 9, 2023, at 10:00 am (Eastern Standard Time).

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/741237333

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 844-200-6205

International Participants: +1 929-526-1599

Passcode: 824273

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2024 Notes	6.500% Senior Notes due 2024

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

ANH	Agencia Nacional de Hidrocarburos (Colombia)

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

WI	Working interest

NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, emission reduction goals, production, production growth, Adjusted EBITDA, capital expenditures and other operating and financial performance, including expected free cash flow and shareholder returns, dividends and buybacks forecasts, timing, method and amount of share repurchases, operating netback, future opportunities, our deleveraging process and interest payment reductions, dividends or other distributions, capital return yield, etc. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC’s definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.13 PER SHARE

Bogota, Colombia – March 8, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced that its Board of Directors has declared a quarterly cash dividend of $0.13 per share ($7.5 million in the aggregate) payable on March 31, 2023, to the shareholders of record at the close of business on March 22, 2023. All figures are expressed in US Dollars.

The Company remains committed to return approximately 40-50% of free cash flow after taxes1 to its shareholders while executing self-funded and flexible work programs.

For further information, please contact:

INVESTORS:

Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com

Diego Gully Investor Relations Director T: +5411 4312 9400	dgully@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

1 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

Certain amounts and percentages included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, such as operational and financial performance, including free cash flow generation and the expected excess cash flow returns to shareholders and dividend payment. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:		/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: March 9, 2023